UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Subject Company)
COLLAGENEX PHARMACEUTICALS, INC.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
19419B100
(CUSIP Number of Class of Securities)
CollaGenex Pharmaceuticals, Inc.
41 University Drive
Newtown, Pennsylvania 18940
Attention: Andrew K. W. Powell, Secretary
Telephone: (215) 579-7388
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
Copy to:
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Attention: Robert S. Reder, Esq.
Telephone: (212) 530-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 1 is to amend and supplement Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) previously filed by CollaGenex Pharmaceuticals, Inc., a Delaware corporation (the “Company”), on March 10, 2008, in respect of the tender offer commenced on March 10, 2008 by Galderma Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Galderma Laboratories, Inc., a Delaware corporation (“Parent”), and to add an additional exhibit and to revise the Exhibit Index accordingly.
Item 8.              Additional Information.
     Item 8 is hereby amended and supplemented by adding the following at the end thereof:
(j) Certain Litigation.
     On March 5, 2008, Marie Ackerbauer filed a complaint (the “Ackerbauer Complaint”) captioned Ackerbauer v. Stewart et al., Docket No. 0802280-33-1, in the Court of Common Pleas of Bucks County, Commonwealth of Pennsylvania. The Ackerbauer Complaint purports to bring claims individually, and as a class action on behalf of public stockholders of the Company, and names as defendants the Company, all but one of its directors, Parent and Purchaser. The Ackerbauer Complaint alleges that the sale of the Company to Purchaser constitutes a breach of the fiduciary duties of the directors of the Company and that the Company and Purchaser aided and abetted such breach. The Ackerbauer Complaint seeks relief including, among other things, preliminarily and permanently enjoining any acquisition of the Company until the Board, “has taken all steps to ensure a fair and proper process to maximize value,” for all stockholders of the Company, enjoining payment of any termination fee to Parent or its affiliates, and unspecified damages (including fees and expenses). While the outcome of litigation can never be assured, the Company believes the claims asserted by plaintiff are without merit and intends to defend the action vigorously.
     The foregoing summary of certain provisions of the Ackerbauer Complaint is qualified in its entirety by reference to the Ackerbauer Complaint filed as Exhibit (a)(5) hereto and incorporated herein by reference.
Item 9.              Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)	Complaint filed by Marie Ackerbauer in the Court of Common Pleas of Bucks County of the Commonwealth of Pennsylvania on March 5, 2008.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

COLLAGENEX PHARMACEUTICALS, INC.
By:	/s/ Colin W. Stewart
Name:	Colin W. Stewart
Title:	President and Chief Executive Officer

Dated as of March 12, 2008